UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 12b-25
NOTIFICATION OF LATE FILING
 (Amendment No. 0)*

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [x] Form 10-Q
 ☐  Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For period ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

OMB Number 3234-0058	SEC File Number 000-50266	CUSIP Number None

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Trinity Capital Corporation

Full Name of Registrant

Former Name if Applicable

1200 Trinity Drive

Address of Principal Executive Office (Street and Number)

Los Alamos, New Mexico 87544

City, State and Zip Code

(505) 662-5171

Registrant's telephone number, including area code.

 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Trinity Capital Corporation (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 within the prescribed time period.  As discussed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2012, the Company is in the process of evaluating the possibility of restating its financial statements for the year ended December 31, 2011, and the quarters ended March 31, 2012 and June 30, 2012 as a result of the timing of certain loan charge-offs and provisions for loan losses.  Because the Company is in the process of evaluating the need of restating its financial statements, the Company has not been able to complete its financial statements for the quarter ended September 30, 2012.  Any amended reports, as well as the Form 10-Q for September 30, 2012, will be filed as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel R. Bartholomew (Name)	505 (Area Code)	662-5171 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[x]   Yes       No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes     [x]   No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trinity Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2012	By:	/s/ William C. Enloe
William C. Enloe Chief Executive Officer